Filed pursuant to Rule
                                                                     424(b)(3)
                                                   Registration No.  333-23881

PROSPECTUS SUPPLEMENT
(To Prospectus dated April 2, 1997)
April 30, 1997

                        UNITED STATES FILTER CORPORATION

      This Supplement is a part of the Prospectus dated April 2, 1997 relating to 6,446,090 shares of Common Stock, par value $.01 per share (the "Common Stock"), of United States Filter Corporation (the "Company"), issuable in connection with the acquisition by the Company directly, or through subsidiaries, of various businesses or assets, or interests therein. Defined terms contained in this Supplement have the meanings assigned to them in the Prospectus.

                               SELLING STOCKHOLDER

      On  April  30,  1997,  the  Company  acquired  Chester   Engineers,   Inc.
("Chester") from Duquesne Enterprises, Inc. (the "Selling Stockholder"), a wholly-owned subsidiary of DQE Inc. ("DQE"). Chester designs and engineers wastewater treatment systems, principally for the municipal market. For the year ended December 31, 1996, Chester generated approximately $47 million of revenues.

      The consideration for the acquisition of Chester was 1,411,382 shares of Common Stock of the Company (the "Shares") and $400,000 in cash. The Selling Stockholder intends to sell all of the Shares received by it, constituting approximately 1.8% of the shares of Common Stock outstanding on April 15, 1997, pursuant to this Prospectus and the Registration Statement of which it is a part.

      The Company has consented to use of the Prospectus by the Selling Stockholder. The Selling Stockholder has agreed that any sales of Shares will be made only through Donaldson, Lufkin & Jenrette Securities Corporation, or such other investment banking firm as may be reasonably satisfactory to the Selling Stockholder and that the Shares will not be disposed of in any manner which is materially disruptive to the market for the Common Stock.

                                  RISK FACTORS

      The text appearing under the caption "Risk Factors--Shares Eligible for Future Sale" in the Prospectus is supplemented by substituting the following therefor in its entirety:

Shares Eligible for Future Sale

      The market price of the Common Stock could be adversely affected by the availability for public sale of shares held on April 30, 1997 by security holders of the Company, including: (i) up to 3,750,093 shares which may be delivered by Laidlaw Inc. or its affiliates ("Laidlaw"), at Laidlaw's option in lieu of cash, at maturity pursuant to the terms of 5 3/4% Exchangeable Notes due 2000 of Laidlaw (the amount of shares or cash delivered or paid to be dependent within certain limits upon the value of the Common Stock at maturity); (ii) 7,636,363 shares issuable upon conversion of the Company's 6% Convertible Subordinated Notes due 2005 at a conversion price of $18.33 per share of Common Stock; (iii) 9,113,924 shares issuable

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upon  conversion of the  Company's 4 1/2%  Convertible  Subordinated  Notes at a
conversion price of $39.50 per share of Common Stock; (iv) 5,035,977 outstanding shares that are currently registered for sale under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to three shelf registration statements; and (v) 2,780,522 shares which are subject to agreements pursuant to which the holders have certain rights to request the Company to register the sale of such holders' Common Stock under the Securities Act and/or, subject to certain conditions, to include certain percentages of such shares in other registration statements filed by the Company (1,980,000 of which shares also may be sold from time to time by the holder thereof pursuant to Rule 144 under the Securities Act). In addition, the Company has registered for sale under the Securities Act 4,454,115 shares which may be issuable by the Company from time to time in connection with acquisitions of businesses from third parties.